[redacted]

09056271

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 27943

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-08 (MM/DD/YY) AND ENDING 12-31-08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Warner Beck Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17140 Bernardo Center Drive, Suite 300
(No. and Street)

San Diego (City) CA (State) 92128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Spencer G. Plumb 858-798-1470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Squire & Co.
(Name – *if individual, state last, first, middle name*)

1329 South 800 East, Orem, UT 84097
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 05 2009
Washington, DC
111

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Y. Nakagawa, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ________________, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

Chief Financial Officer
Title

Notary Public

JANET S. CHRISTENSEN
COMM. # 1822800
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
COMM. EXPIRES NOV. 15, 2012

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WARNER BECK INC.

FINANCIAL STATEMENTS

For the Year Ended December 31, 2008

TABLE OF CONTENTS

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 225-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report

To the Board of Directors
Warner Beck Inc.
San Diego, California

We have audited the accompanying statement of financial condition of Warner Beck Inc. (a wholly-owned subsidiary of Excel Interfinancial Corporation) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Warner Beck Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Squire & Company, PC

Orem, Utah
February 14, 2009

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash	$ 21,921
Accounts receivable:	
Parent company	78,253
Total assets	$ 100,174

STOCKHOLDER'S EQUITY

Preferred stock, $1 par value, 100 shares authorized, 31 shares issued and outstanding	$ 31
Common stock, $1 par value, 49,900 shares authorized, 10,000 shares issued and outstanding	10,000
Additional paid-in capital	84,869
Retained earnings	5,274
Total stockholder's equity	$ 100,174

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF INCOME
For the Year Ended December 31, 2008

Revenue:	
Commissions	$ 504
Other income	15,090
Total revenue	15,594
Expenses:	
Accounting	2,000
Licenses	1,456
Administrative fees	1,500
Postage	81
Total expenses	5,037
Net Income	$ 10,557

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Capital Stock		Additional Paid-in	Retained Earnings	
	Preferred	Common	Capital	(Deficit)	Total
Balance at January 1, 2008	$ 31	$ 10,000	$ 84,869	$ (5,283)	$ 89,617
Net Income	-	-	-	10,557	10,557
Balance at December 31, 2008	$ 31	$ 10,000	$ 84,869	$ 5,274	$ 100,174

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash Flows from Operating Activities:	
Net income	$ 10,557
Changes in operating assets and liabilities:	
Accounts receivable	(40,000)
Accounts payable	(6)
Net cash used by operating activities / net change in cash	(29,449)
Cash at January 1, 2008	51,370
Cash at December 31, 2008	$ 21,921

The accompanying notes are an integral part of this financial statement.

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
NOTES TO FINANCIAL STATEMENTS

Note 1. Business and Summary of Significant Accounting Policies

Warner Beck Inc. is engaged in business as a broker-dealer with an emphasis in underwriting affiliated company public offerings and brokering securities. The Company does not hold customer funds or securities. Excel Interfinancial Corporation owns all of the Company's preferred and common stock.

During 2006, the Company and Excel Interfinancial Corporation decided to either liquidate or sell the Company in the near future. These financial statements have not been adjusted to reflect any obligations or losses that may occur from a liquidation or a sale of the Company.

A summary of significant accounting policies follows:

Income Taxes – The Company, through its parent company, has elected to be taxed as a small corporation under subchapter S of the Internal Revenue Code. All income and loss items of the Company are passed through to the stockholders of its parent company. Accordingly, the Company will have no provision for income taxes reported on its books.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2008, the Company had net capital of $ 21,921 which was $16,921 in excess of its required net capital of $5,000. At December 31, 2008, the Company's net capital ratio was 0.00 to 1.0.

Note 3. Related Party Transactions

The Company has an account receivable at December 31, 2008, from the parent company totaling $78,253. The Company paid administrative fees during 2008 to the parent company totaling $1,500.

Note 4. Supplemental Disclosure - Statement of Cash Flows

The Company paid no interest or income taxes and had no noncash investing or financing activities for the year ended December 31, 2008.

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

SCHEDULE I

Net Capital:	
Total stockholder's equity	$ 100,174
Deductions and/or charges - nonallowable assets:	
Accounts receivable from parent company	78,253
Net capital before haircuts	21,921
Haircuts	-
Net capital	$ 21,921
Aggregate Indebtedness:	
Accounts payable	$ -
Computation of Basic Net Capital Requirement:	
Minimum net capital required:	
6 2/3% of aggregate indebtedness, $5,000 minimum	$ 5,000
Excess net capital	$ 16,921
Ratio of aggregate indebtedness to net capital	0.00 to 1
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2008):	
Net capital, as reported in Company's Part II FOCUS report (unaudited)	$ 21,921
Net audit adjustments	-
Net capital per above	$ 21,921

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

SCHEDULE II

The Company meets the exemptions of Rule 15c3-3(k)(2)(i). The Company carries no margin accounts and does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

Credit Balances	$ -
Debit Balances	-
Reserve Computation:	
Excess of total debits over total credits	$ -
Required Deposit	None
Reconciliation with Company's Computation:	
(included in Part II of Form X-17A-5 as of December 31, 2008):	
Excess as reported in Company's Part II FOCUS report (unaudited)	$ -
Net audit adjustments	-
Excess per above computation	$ -

WARNER BECK INC.
(A Wholly-Owned Subsidiary of Excel Interfinancial Corporation)
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

SCHEDULE III

The Company meets the exemptions of Rule 15c3-3(k)(2)(i). The Company carries no margin accounts and does not receive or acquire or hold funds or securities for the accounts of customers. The Company promptly pays commissions as they are received.

1.	Customers' fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3)	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	$ -
A.	Number of items	None

SQUIRE
AUDIT • TAX • ADVISORY

1329 South 800 East • Orem, Utah 84097-7700 • (801) 225-6900 • Fax (801) 226-7739 • www.squire.com

Independent Auditor's Report on Internal Control as Required by Securities and Exchange Commission (SEC) Rule 17a-5(g)(1)

Board of Directors
Warner Beck Inc.
San Diego, California

In planning and performing our audit of the financial statements of Warner Beck Inc. (the Company) for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Warner Beck Inc., including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sadler & Company, PC

Orem, Utah
February 14, 2009